EXHIBIT 2

ADP, ISS reject Ackman's claims they exchanged non-public data*

Reuters Staff
http://www.reuters.com/article/us-hedgefunds-ackman-iss/adp-iss-reject-ackmans-claims-they-exchanged-non-public-data-idUSKBN1D01TI
OCTOBER 31, 2017 / 9:39 AM
(Reuters) - Automatic Data Processing Inc rejected as “false and misleading” on Tuesday the accusation by billionaire investor William Ackman that the company gave proxy adviser Institutional Shareholder Services non-publicly disclosed information.

FILE PHOTO: William 'Bill' Ackman, CEO and Portfolio Manager of Pershing Square Capital Management, speaks during the Sohn Investment Conference in New York City, U.S., May 8, 2017. REUTERS/Brendan McDermid

Ackman, who is aiming to win three seats on ADP’s board in a vote next week, on Monday said the company had given ISS misleading and incorrect claims and asked ISS to reconsider its recommendation that shareholders largely vote for ADP’s slate.
“ADP has not disclosed any material non-public information in its meetings with ISS or any other party,” the company said, adding that it would file a complaint with the Securities and Exchange Commission (SEC).
ISS, which has supported Ackman’s election, said its policy was to not elicit, receive or use non-public information in its research.

“ISS has carefully reviewed the arguments made by Pershing Square in their October 30 letter to ISS and continues to stand by the analysis and conclusions set forth in our October 25 report issued to clients,” ISS said in a emailed statement.
Ackman unveiled his stake of 8.3 percent, including 2 percent in common shares, in the human resources outsourcing company in August.
He has since criticized the company for what he calls sluggish earnings and inefficient operations.
ISS had recommended that shareholders withhold votes for one incumbent director, “thereby facilitating the election of a single dissident nominee.”
“The election of one dissident candidate – particularly a significantly vested shareholder like nominee Ackman, whose skill set is considered most additive – would appear sufficient to prompt the board to address the valid questions raised over the course of this contest,” ISS had said.
Reporting by Munsif Vengattil in Bengaluru and Svea Herbst in Boston; Editing by Savio D'Souza

*Permission to reproduce the foregoing article has not been sought or obtained.